UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 11, 2022

G Squared Ascend I Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39981	98-1578016
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

205 N. Michigan Ave., Suite 2770 Chicago, IL	60601
(Address of principal executive offices)	(Zip Code)

(312) 552-7160

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of a Warrant to acquire one Class A ordinary share	GSQD.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	GSQD	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GSQD.W	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share, issuable upon exercise of Redeemable Warrants	GSQD	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.02.	Termination of a Material Definitive Agreement

Business Combination Agreement, as amended

As previously disclosed by G Squared Ascend I Inc., a Cayman Islands exempted corporation (the “Company”) in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 21, 2021, the Company entered into a definitive Business Combination Agreement, dated September 20, 2021 (the “Business Combination Agreement”) with Transfix, Inc., a Delaware corporation (“Transfix”), Transfix Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Transfix (“Holdings”), and Horizon Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”). Defined terms used herein without definition shall have the meanings given in the Business Combination Agreement and all references to “Sections” refer to the Business Combination Agreement.

Also, as previously disclosed by the Company in its Current Report on Form 8-K filed with the SEC on June 13, 2022, the Company entered into an Amendment to the Business Combination Agreement on June 8, 2022 (the “Amendment”) with Transfix, Holdings and Merger Sub.

Termination of the Business Combination Agreement

On October 11, 2022 (the “Termination Date”), the Company and Transfix entered into a Termination Agreement (the “Termination Agreement”), a copy of which is filed as Exhibit 2.1 hereto, which among other things provides for the mutual termination of the Business Combination Agreement (as amended by the Amendment) pursuant to Section 9.01(a) of the Business Combination Agreement. No termination fee or other payment is due to any party to the Business Combination Agreement from any of the other parties as a result of the termination.

On October 11, 2022, the Company and Transfix jointly released a press release announcing the termination of the Business Combination Agreement, as amended by the Amendment. A copy of such press release is filed as Exhibit 99.1 hereto.

Termination of Sponsor Support Agreement

The Sponsor Support Agreement, dated as of September 20, 2021, among the Company, Transfix, Holdings and G Squared Ascend Management I, LLC, a Cayman Islands limited liability company (the “Sponsor Support Agreement”), automatically terminated in accordance with its terms upon termination of the Business Combination Agreement. No termination fee or other payment is due to any party to the Sponsor Support Agreement from any of the other parties as a result of the termination.

The foregoing descriptions of the Business Combination Agreement and the Sponsor Support Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the full text of such agreements which were previously filed with the SEC and are incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K, exhibits hereto and information incorporated by reference herein, contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Exhibit
2.1	Termination Agreement, dated October 11, 2022.

99.1	Press Release, dated October 11, 2022.

104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

G SQUARED ASCEND I INC.

Date: October 11, 2022	By:	/s/ Ward Davis
	Name:	Ward Davis
	Title:	Chief Executive Officer